EXHIBIT 21

SUBSIDIARIES OF THE COMPANY

The following is a list of subsidiaries of the Company as of June 30, 2004, omitting some subsidiaries which, considered in the aggregate, would not constitute a significant subsidiary.

NAME	WHERE ORGANIZED
Microsoft Global Finance Limited	Ireland
Microsoft General Management Company	Nevada, USA
Microsoft Capital Group, L.P.	Nevada, USA
Microsoft Ireland Operations Limited	Ireland
Microsoft Licensing, GP	Nevada, USA
Microsoft T-Holdings, Inc.	Nevada, USA
Round Island One Limited	Ireland